GCM Grosvenor Inc.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

July 27, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	GCM Grosvenor Inc. Registration Statement on Form S-3 (Registration No. 333-265278)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-265278) (the “Registration Statement”) of GCM Grosvenor Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 29, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or Christopher Bezeg at (202) 637-1019.

If you have any questions regarding the foregoing, please do not hesitate to contact Drew Capurro at (714) 755-8008 or Christopher Bezeg at (202) 637-1019, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

GCM Grosvenor Inc.

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	General Counsel

cc:	Burke J. Montgomery, GCM Grosvenor Inc.
Maria Lennox, GCM Grosvenor Inc.
Drew Capurro, Latham & Watkins LLP
Christopher Bezeg, Latham & Watkins LLP